UNITED STATES OF AMERICA
            Before the
SECURITIES AND EXCHANGE COMMISSION
_____________________________________________

            In the Matter of
                                                  FIFTEENTH
NATIONAL FUEL GAS COMPANY                         CERTIFICATE
NATIONAL FUEL RESOURCES, INC.                     PURSUANT TO
                                                  RULE 24
File No. 70-7833

(Public Utility Holding Company Act of 1935)
_____________________________________________



         In accordance with the terms of the Order dated December 20,

1991 issued to National Fuel Gas Company ("National") authorizing

National to acquire the common stock of National Fuel Resources, Inc.

("NFR") (File No. 70-7833, HCAR No. 35-25437), attached as Exhibit

"A" is an Income Statement of NFR for the Twelve Months ended

September 30, 1995.  Also attached as Exhibit "B", is the Balance

Sheet of NFR as of September 30, 1995.

         IN WITNESS WHEREOF, the undersigned companies have duly

caused this Certificate to be signed this 14th day of November, 1995.


                                    NATIONAL FUEL RESOURCES, INC.



                                    By:_/s/ R. J. Kreppel____________
                                        R. J. Kreppel, President


                                    NATIONAL FUEL GAS COMPANY



                                    By:_/s/ G. T. Wehrlin____________
                                        G. T. Wehrlin, Controller

jes\nfr\rul24_15.wp